United States securities and exchange commission logo





                           July 21, 2022

       Ryan Frazier
       Chief Executive Officer and Director
       Arrived Homes, LLC
       500 Yale Avenue North
       Seattle, WA 98109

                                                        Re: Arrived Homes, LLC
                                                            Post-Qualification
Amendment No. 28 to Offering Statement on Form 1-A
                                                            Filed July 18, 2022
                                                            File No. 024-11325

       Dear Mr. Frazier:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Catherine De Lorenzo at 202-551-4079 or Jeffrey Gabor at 202-551-
       2544 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              John Rostom, Esq.